EXHIBIT (a)(1)(M)

SUPPLEMENT NO. 2 TO

OFFER TO PURCHASE FOR CASH

Up to 14,200,000 Shares of Common Stock

of

MGM MIRAGE

at

$84.00 Net Per Share

by

INFINITY WORLD INVESTMENTS LLC

an indirect wholly-owned subsidiary of

DUBAI WORLD

IMPORTANT NOTICE TO STOCKHOLDERS OF

MGM MIRAGE

THE OFFER AND WITHDRAWAL RIGHTS HAVE BEEN EXTENDED. THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 p.m., NEW YORK CITY TIME, ON FRIDAY, OCTOBER 5, 2007, UNLESS THE OFFER IS FURTHER EXTENDED.

Upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 27, 2007, as amended by that certain Supplement included with the original Offer to Purchase (“Supplement No. 1” and, collectively with the Offer to Purchase, as amended or supplemented from time to time, the “Offer to Purchase”) of Infinity World Investments LLC (“we” or “us” or “our”) and the related Letter of Transmittal (collectively with the Offer to Purchase, the “Offer”), we are offering to purchase shares of common stock of MGM MIRAGE, a Delaware corporation (“Shares”) in an aggregate amount of up to 14,200,000 of the outstanding Shares, at a purchase price of eighty-four dollars ($84.00) net per Share, in cash (subject to applicable withholding of United States federal, state and local taxes), without interest thereon, on the terms and subject to the conditions set forth in the Offer.

The purpose of this Supplement No. 2 is to supplement and amend the information contained in the Offer to Purchase previously mailed to you. All capitalized terms used but not defined in this Supplement No. 2 have the meanings assigned to them in the Offer to Purchase.

You should read this entire document, the Offer to Purchase, the related Letter of Transmittal and the other documents related to the Offer. Each of these documents contains important information about the Offer.

The Offer to Purchase is hereby amended and supplemented as follows:

Amendments and Updates to Summary Term Sheet

The response to the question “Is Purchaser’s financial condition relevant to my decision to tender in the offer?” in the Summary Term Sheet on page 2 of the Offer to Purchase is hereby amended and restated to read as follows:

While we do not believe that the financial condition of Dubai World and its subsidiaries, Infinity World (Cayman) L.P. (“Infinity Cayman”) and Infinity World Investments LLC, the Purchaser in the Offer, are material to your decision whether to tender Shares in the Offer, we are providing you the following financial and other information regarding Dubai World and these two subsidiaries.

Dubai World is a decree entity of the Government of Dubai and 100% owned by the Government of Dubai. Dubai World was established in March 2006 to serve as a holding company that manages and supervises a previously-established diverse portfolio of businesses, investments and projects of the Government of Dubai. These include: Istithmar World, a leading investor in the consumer, financial services, industrial and real estate sectors (and which purchased Barneys New York); Nakheel PJSC, a leading project development firm with 16 major projects under development around the world, including the Palm Islands and the World Islands in Dubai; and DP World, a leader in international marine operations and development, logistics and related services, and the operator of 42 marine terminals in 22 countries. Other investments include Economic Zone World, Dubai Dry Docks World, Dubai Multi Commodity Center, Limitless World and Dubai Maritime City.

Dubai World’s long term investment activity includes minority equity investments for which it often obtains board representation commensurate with the size of its investment allowing it to participate in but not control decision-making of the enterprise in which it has invested, joint venture investments in enterprises Dubai World jointly controls and/or for which it obtains special major decision approval rights and the acquisition of 100% ownership of businesses and properties which it controls and operates.

Under the laws of Dubai, Dubai World is not required to, and does not currently, maintain and accordingly does not have available, consolidated financial statements, balance sheets or income statements of Dubai World. However, based on Dubai World’s unaudited pro forma consolidated combined financial information, at December 31, 2006, Dubai World had total consolidated combined assets of approximately $65,000,000,000 and total consolidated combined equity of approximately $29,800,000,000, and for the 12-month period ending on December 31, 2006, total consolidated combined revenues for Dubai World were approximately $94,000,000,000, resulting in total consolidated combined net income of approximately $1,000,000,000. The foregoing pro forma consolidated combined financial information represents Dubai World’s good faith estimates of such information, but has not been audited, reviewed or compiled by Dubai World’s independent accounting firm, nor has such information been prepared in accordance with an established body of accounting standards and uniform accounting policies.

2.

Infinity Cayman and the Purchaser are newly-formed wholly-owned indirect subsidiaries of Dubai World. Infinity Cayman has to date engaged in no business activities other than in connection with the organization of the Purchaser and Infinity World Development Corp, a corporation formed to acquire a 50% ownership interest in the joint venture that will own and operate the CityCenter project. The Purchaser has to date engaged in no business activities other than in connection with the Offer and the Company Stock Purchase and Support Agreement. Both Infinity Cayman and the Purchaser have not been capitalized by Dubai World to date and therefore have no assets. Dubai World will capitalize the Purchaser only to the extent necessary to fund the purchase of Shares to be purchased in the Offer and pursuant to the Company Stock Purchase and Support Agreement, and does not expect to capitalize separately Infinity Cayman since it is expected to serve as a holding company. Following consummation of the Offer, it is expected that Infinity Cayman will own no assets other than the entire equity interests in the Purchaser and Infinity World Development Corp, and the Purchaser will own no assets other than the Shares purchased by it. Neither Infinity Cayman, nor the Purchaser have any liabilities and following consummation of the Offer, it is expected that they will not have any liabilities other than, in the case of the Purchaser, those incurred in connection with any financing obtained to fund the purchase of Shares.

The response to the question “How long do I have to decide whether to tender in the Offer?” in the Summary Term Sheet on page 3 of the Offer to Purchase is hereby amended and restated to read as follows:

You will have until 11:59 p.m., New York City time, on Friday, October 5, 2007, to decide whether to tender your Shares in the Offer. However, you should consult with your broker to determine if your broker has an earlier deadline. If you cannot deliver everything that we require in order to make a proper tender by that time, you may be able to use a guaranteed delivery procedure. The procedure is discussed in Section 1 of this Offer to Purchase, “Terms of the Offer; Proration” and Section 2 of this Offer to Purchase, “Procedure for Tendering Shares—Guaranteed Delivery.”

Extension of Expiration Date

The information in Section 1 of the Offer to Purchase, “Terms of the Offer; Proration” is supplemented as follows:

We have extended the expiration date of the Offer to 11:59 p.m., New York City time, on Friday, October 5, 2007, and we reserve the right in our reasonable discretion to further extend the period of time for which the Offer is open. See Section 1 of the Offer to Purchase, “Terms of the Offer; Proration” for a description of our right to extend the period of time during which the Offer is open and to amend or terminate the Offer.

You should consult with your broker or banker to determine if they have an earlier deadline.

3.

Price for Shares

The information in Section 6 of the Offer to Purchase, “Price Range of the Shares; Dividends” is supplemented as follows:

On September 28, 2007, which was the last full trading day before the date of this Supplement No. 2, the last reported sales price of the Shares reported by the NYSE was $89.44. This price is approximately 6.48% greater than the price of $84.00 net per Share that we are offering pursuant to the Offer.

Initial Structure of Share Acquisitions

The information in Section 9 of the Offer to Purchase, “Information Concerning the Purchaser and its Affiliates; Background of the Offer; Past Contacts, Negotiations and Transactions” is supplemented as follows:

We initially considered purchasing Shares directly from Tracinda Corporation, MGM MIRAGE’s controlling stockholder, and a private foundation to which Tracinda Corporation had recently donated Shares (the “Foundation”). Neither we nor our representatives communicated with the Foundation or any of the Foundation’s representatives or any other stockholder (other than Tracinda Corporation) regarding the acquisition of Shares from such stockholders. While we initially considered acquiring the Shares solely from Tracinda Corporation and/or the Foundation, we ultimately concluded that it was more appropriate to provide all stockholders of MGM MIRAGE the opportunity to tender Shares into the tender offer at a premium to the then-market price offered in the tender offer. We also elected to negotiate for the purchase of additional Shares directly from MGM MIRAGE.

Current Plans Relating to Acquisition of Additional Shares

The information in Section 11 of the Offer to Purchase, “Purpose of the Offer; Plans for MGM MIRAGE; Related Documents” is supplemented as follows:

We and our affiliates do not have any current plans, proposals or agreements to acquire additional Shares from significant stockholders other than the purchase of Shares to be purchased pursuant to the Company Stock Purchase and Support Agreement. It is expected that any additional purchases of Shares by us or our affiliates, if any, would come from open market purchases or privately negotiated purchases to be determined at the time such acquisitions of additional Shares are pursued. In the event that we or our affiliates acquire any additional Shares above the combined 14,200,000 Shares sought in the tender offer and the 14,200,000 Shares to be acquired directly from MGM MIRAGE, any such increase in ownership would be subject to gaming authority approval in each jurisdiction where MGM MIRAGE does business, and notwithstanding any of our expectations with respect to increasing our ownership stake, there are no current plans, proposals or agreements to acquire additional Shares.

4.

Registration Rights Relating to Shares

Section 11 of the Offer to Purchase, “Purpose of the Offer; Plans for MGM MIRAGE; Related Documents” is amended and supplemented to include the following paragraph as the last paragraph under the heading “Registration Rights” of the subsection entitled “Company Stock Purchase and Support Agreement” on page 22:

The registration rights in favor of us and our affiliates were negotiated for as a component of the broad contractual arrangements agreed to by the parties. At this time, we do not intend to dispose of any Shares pursuant to the registration statement or otherwise. We, however, routinely undertake a review of all of our investments and any determination with respect to the acquisition or disposition of additional Shares depends on a variety of factors, as described above.

Financial Information for Dubai World

The last paragraph of Section 9 of the Offer to Purchase, “Information Concerning the Purchaser and its Affiliates; Background of the Offer; Past Contacts, Negotiations and Transactions” which reads:

We do not believe that our financial condition is relevant to your decision whether to tender Shares and to accept the Offer because the Offer consideration consists solely of cash. Although we intend to obtain financing to fund a portion of the purchase of your Shares pursuant to the Offer, the Purchaser has the financial resources necessary to complete the Offer without financing.

is hereby amended and restated as follows:

While we do not believe that the financial condition of Dubai World and its subsidiaries, Infinity World (Cayman) L.P. (“Infinity Cayman”) and Infinity World Investments LLC, the Purchaser in the Offer, are material to your decision whether to tender Shares in the Offer, we are providing you the following financial and other information regarding Dubai World and these two subsidiaries.

Dubai World is a decree entity of the Government of Dubai and 100% owned by the Government of Dubai. Dubai World was established in March 2006 to serve as a holding company that manages and supervises a previously-established diverse portfolio of businesses, investments and projects of the Government of Dubai. These include: Istithmar World, a leading investor in the consumer, financial services, industrial and real estate sectors (and which purchased Barneys New York); Nakheel PJSC, a leading project development firm with 16 major projects under development around the world, including the Palm Islands and the World Islands in Dubai; and DP World, a leader in international marine operations and development, logistics and related services, and the operator of 42 marine terminals in 22 countries. Other investments include Economic Zone World, Dubai Dry Docks World, Dubai Multi Commodity Center, Limitless World and Dubai Maritime City.

Dubai World’s long term investment activity includes minority equity investments for which it often obtains board representation commensurate with the size of its

5.

investment allowing it to participate in but not control decision-making of the enterprise in which it has invested, joint venture investments in enterprises Dubai World jointly controls and/or for which it obtains special major decision approval rights and the acquisition of 100% ownership of businesses and properties which it controls and operates.

Under the laws of Dubai, Dubai World is not required to, and does not currently, maintain and accordingly does not have available, consolidated financial statements, balance sheets or income statements of Dubai World. However, based on Dubai World’s unaudited pro forma consolidated combined financial information, at December 31, 2006, Dubai World had total consolidated combined assets of approximately $65,000,000,000 and total consolidated combined equity of approximately $29,800,000,000, and for the 12-month period ending on December 31, 2006, total consolidated combined revenues for Dubai World were approximately $94,000,000,000, resulting in total consolidated combined net income of approximately $1,000,000,000. The foregoing pro forma consolidated combined financial information represents Dubai World’s good faith estimates of such information, but has not been audited, reviewed or compiled by Dubai World’s independent accounting firm, nor has such information been prepared in accordance with an established body of accounting standards and uniform accounting policies.

Infinity Cayman and the Purchaser are newly-formed wholly-owned indirect subsidiaries of Dubai World. Infinity Cayman has to date engaged in no business activities other than in connection with the organization of the Purchaser and Infinity World Development Corp, a corporation formed to acquire a 50% ownership interest in the joint venture that will own and operate the CityCenter project. The Purchaser has to date engaged in no business activities other than in connection with the Offer and the Company Stock Purchase and Support Agreement. Both Infinity Cayman and the Purchaser have not been capitalized by Dubai World to date and therefore have no assets. Dubai World will capitalize the Purchaser only to the extent necessary to fund the purchase of Shares to be purchased in the Offer and pursuant to the Company Stock Purchase and Support Agreement, and does not expect to capitalize separately Infinity Cayman since it is expected to serve as a holding company. Following consummation of the Offer, it is expected that Infinity Cayman will own no assets other than the entire equity interests in the Purchaser and Infinity World Development Corp, and the Purchaser will own no assets other than the Shares purchased by it. Neither Infinity Cayman, nor the Purchaser have any liabilities and following consummation of the Offer, it is expected that they will not have any liabilities other than, in the case of the Purchaser, those incurred in connection with any financing obtained to fund the purchase of Shares.

Margin Finance Facility

Section 9 of the Offer to Purchase, “Information Concerning the Purchaser and its Affiliates; Background of the Offer; Past Contacts, Negotiations and Transactions” and Section 10 of the Offer to Purchase, “Source and Amount of Funds” are amended and supplemented to include the following paragraphs as the final paragraphs of each section on pages 20 and 21, respectively:

On August 28, 2007, Infinity World Investments LLC accepted underwritten commitments from The Royal Bank of Scotland plc, Deutsche Bank AG, London Branch and Credit Suisse International for a margin finance facility, the proceeds of which would be used to finance a portion of the purchase of Shares pursuant to the Offer and a portion of the purchase of

6.

14,200,000 Shares directly from MGM MIRAGE. The margin facility described in the commitment letter could take the form of a secured loan agreement or secured forward and swap derivative contracts. The margin facility would provide financing of up to $1.2 billion, would have a term of one year, and would be secured by a pledge of the Shares acquired pursuant to the Offer and directly from MGM MIRAGE. The interest rate of the margin facility would be based on 3-month LIBOR plus 2.75%, or a lesser amount as the parties may agree.

The margin facility would include customary events of default and termination rights, including as a result of changes in the loan-to-value ratio or if the daily liquidity of the Shares falls below certain levels. The banks would have customary remedies upon the occurrence of an event of default, including acceleration of our obligations under the facility and foreclosure on the pledged Shares. If, after any acceleration of our obligations under the facility, the banks propose to foreclose on any pledged Shares and those Shares are not freely saleable, then the banks may elect to cause Dubai World to purchase the pledged Shares.

Although no definitive agreements have been entered into between Dubai World and its financing sources, Dubai World and the financing sources have continued to negotiate a mutually agreeable structure for the margin facility, and anticipate that the margin facility will be structured as secured forward and swap derivative contracts collateralized by the MGM shares acquired with the proceeds of the margin facility. Such secured forward and swap derivative contracts would have a substantially similar economic effect to Dubai World as would apply if the proposed margin facility were structured as a secured loan, in that they would have the same stated and effective interest rates, substantially the same events of default and termination rights and substantially the same remedies available to the banks upon the occurrence of an event of default.

We will file Amendment No. 3 with the SEC on October 1, 2007 (“Amendment No. 3”) to the Tender Offer Statement on Schedule TO filed with the SEC on August 24, 2007 (as amended by Amendment No. 1 to the Tender Offer Statement filed with the SEC on August 28, 2007 and by Amendment No. 2 to the Tender Offer Statement filed with the SEC on September 25, 2007, the “Schedule TO”) furnishing the above information and may file further amendments thereto with respect to the Offer. The Schedule TO and any and all amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner described in Section 8 of the Offer to Purchase “Information Concerning MGM MIRAGE”.

Except as modified by this Supplement No. 2 and any amendments to the Schedule TO, the terms and conditions set forth in the Offer remain applicable in all respects, and this Supplement No. 2 should be read in conjunction with the Offer.

7.

If you have any questions regarding this Supplement No. 2 or the Offer, please contact our Information Agent as set forth below:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com